SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number

                           NOTIFICATION OF LATE FILING

(Check One):[X] Form 10-K []Form 11-K [ ]Form 20-F [X]Form 10-QSB [ ]Form N-SAR

For Period Ended:                March 31, 1997

      [  ]Transition Report on Form 10-K    [  ]Transition Report on Form 10-Q
      [  ]Transition Report on Form 20-F    [  ]Transition Report on Form N-SAR
      [  ]Transition Report on Form 11-K

For the Transition Period Ended:

 Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:





                         PART I. REGISTRANT INFORMATION

Full name of registrant:Paradigm Advanced Technologies, Inc.

Former name if applicable:             N/A

Address of principal executive office (Street and number):  5140 Yonge St.,
                                                            Suite 1525

City, State and Zip Code:  North York, Ontario, Canada M2N 6L7


                        PART II. RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a)The  reasons  described in   reasonable  detail in  Part III  of  this
        form could not be eliminated without unreasonable effort or expense;

[ X ] (b)The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ](c) The  accountant's  statement  or  other  exhibit  required  by Rule
        12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

            In February 1997 the Company's sole accounting employee left the Company prior to the completion of the Company's audit of its 1996 results. Following the employee's departure, the Company hired a new controller who is currently working to complete the quarterly audit and the management's discussion portion of the Form 10-QSB. However, due to the extra time required for the new controller to complete the Company's 1996 audit and to make current the financial records of the Company, and the difficulties presented by the lack of staff, the Company is unable to file its Form 10-QSB, for the Period ended March 31, 1997, without unreasonable effort or expense.


                           PART IV. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

            Jack Y.L. Lee                  (416) 222-9626
               (Name)                      (Area code) (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                    [ X ]   Yes[   ]    No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ X ]   Yes[   ]    No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is a development stage company, incorporated on January 12, 1996. It was not operational during the corresponding period for the last fiscal year.


Paradigm Advanced Technologies, Inc., has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date    May 11, 1997                By:    /s/ Jack Y.L. Lee
                                    Name: Jack Y.L. Lee
                                     Title:Chief Executive Officer and
                                           Secretary-Treasurer